PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
Registration No. 333-224285

iShares® Commodity Optimized Trust (Ticker Symbol: CMDT) (the “Trust”)

Important Notice

Supplement Dated August 10, 2018

to the currently effective Prospectus

for the Trust, dated April 27, 2018

The following information should be read in conjunction with the Prospectus for the Trust, which is dated April 27, 2018 (the “Existing Prospectus”). The information contained herein supersedes any inconsistent information contained in the Existing Prospectus.

iShares® Delaware Trust Sponsor LLC, the Trust’s sponsor, has determined to close and liquidate the Trust.

After the close of business on October 10, 2018 (the “Wind-Down Commencement Date”), the Trust will no longer accept creation and redemption orders and will commence winding down its business. The last day of trading of shares of the Trust on the NYSE Arca is expected to be the Wind-Down Commencement Date. Shareholders may sell Trust shares through a broker in the standard manner through this date. Customary brokerage charges may apply to such transactions and the fees charged in connection with the creation and redemption process as described in the Existing Prospectus will continue to apply.

After the Wind-Down Commencement Date, the Trust will begin liquidating its non-cash assets. When the Trust commences liquidation of its non-cash assets, it will be increasing its cash holdings and deviating from the investment objective and strategies stated in the Prospectus. It is possible, though not currently expected, that this process may begin prior to the Wind-Down Commencement Date.

It is anticipated that all remaining shares in the Trust will be redeemed as promptly as practicable following the liquidation of the Trust’s non-cash assets (the date of such redemption, the “Redemption Date”). Shareholders remaining in the Trust as of the Wind-Down Commencement Date will have their shares redeemed automatically on the Redemption Date and will receive cash in an amount equal to the net asset value of their shares as of the close of business on the business day immediately preceding the Redemption Date. Whether you sell your shares in advance of the Wind-Down Commencement Date or are automatically redeemed on the Redemption Date, you will generally recognize a capital gain (or loss) equal to the difference between your amount realized and your adjusted tax basis in such shares. Your amount realized will equal the sum of the cash (or the fair market value of other property) you receive plus your share of the Trust’s liabilities with respect to such shares. Please consult your personal tax advisor about the tax consequences of the sale or redemption of your shares.

PLEASE RETAIN THIS PROSPECTUS SUPPLEMENT FOR FUTURE REFERENCE

IS-A-CMDT-0818